May 27, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Dana Hartz
Joel Parker
Johnny Gharib
John Krug

Re:	MultiVir Inc.
Registration Statement on Form S-1
Initially publicly filed on March 30, 2015
File No. 333-203086

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MultiVir Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-203086) together with all exhibits and amendments thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time. The Registration Statement has not been declared effective and the Company hereby confirms that none of the Company’s securities have been sold pursuant to the Registration Statement. The Company respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C., via email at ahoffman@wsgr.com or via facsimile at (650) 493-6811.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

* * * *

U.S. Securities and Exchange Commission

May 27, 2015

Please direct any questions or comments concerning this request for withdrawal to Andrew D. Hoffman at (650) 849-3240 or to Herbert P. Fockler, also of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 320-4601. Thank you for your assistance.

Sincerely,

/s/ Robert E. Sobol
Robert E. Sobol
Chief Executive Officer

cc:	Herbert P. Fockler
Andrew D. Hoffman
Wilson Sonsini Goodrich & Rosati, P.C.

Nicholas Puro
MultiVir Inc.